03038025

PE
6-30-03

ARLS

Datascope | 2003 Annual Report to Shareholders

FIVE YEAR COMPARATIVE PERFORMANCE


271.5
301.4
312.8
317.4
328.3
99
00
01
02
03

SALES
(millions of dollars)


23.6
30.6
33.9
23.4
21.4
99
00
01
02
03

NET EARNINGS*
(millions of dollars)


14.05
15.28
16.46
16.98
18.39
99
00
01
02
03

STOCKHOLDERS' EQUITY PER SHARE
(dollars)

* Net earnings excludes the following special items:
2003 - $1.9 million gain on legal settlement with Vascular Solutions, Inc.
2002 - $9.5 million in restructuring charges
2001 - $0.4 million gain on sale of an underutilized facility
2000 - $2.5 million gain on sale of technology
1999 - $2.2 million in restructuring charges

To Our Shareholders,

New products have always been key to our continued growth. As a result of increased investment and initiative, we now have the strongest new product pipeline in our company's history. In the past several months alone, we launched the following six new products:

Spectrum™– the first battery-powered monitor for the ICU/CCU market segment, marking our entry into the high-end patient monitoring market.

Trio™– a lower cost monitor which takes aim at price-sensitive markets.

Elite™– a next-generation device for arterial wound closure after catheterization procedures.

Safeguard™– for post-hemostasis arterial puncture site management.

Anestar™ ***S*** – a lower cost anesthesia delivery system.

CS100™– Datascope's first fully automatic balloon pump for assisting the heart.

Moreover, we plan to introduce a dozen more new products over the next two years. Altogether, products recently launched or planned represent new worldwide markets for Datascope in excess of a billion dollars annually. Planned innovative new products also include those that are intended to strengthen our competitive position in existing markets.

Historically, we have developed new products internally for the most part, but increasingly, we are seeing products in advanced development that are available for acquisition or license. Rights to two of the twelve planned new products were recently acquired from a development-stage company. These are products for the interventional radiology market that will be marketed by the newly named Interventional Products Division (IPD), formerly the Collagen Products Division. IPD also sells VasoSeal® to the interventional radiology market. The name change of this business was prompted by our decision to expand the technology base of the business in order to create greater opportunity for growth. We hope to conclude other acquisitions that meet our needs.

Although the products for new markets are products we have not sold before, we expect that distribution of these new products will be very efficient because the sales call points are well established and common to those of our existing products.

Over time, our four operating divisions have built strong direct lines of distribution in the U.S. and Europe, supplemented by a network of independent distributors throughout the world. Our existing direct sales forces and independent distributors will simply have more product to sell to a class of customers they already serve. Aside from adding sales, we believe that selling expense as a percentage of sales will decrease, thereby contributing to greater profitability.

Consolidated sales in fiscal 2003 rose to a record $328.3 million, 3% above last year. Sales growth and net earnings were inhibited principally by lower sales of VasoSeal in the U.S., despite a strong showing from our three other businesses that had an aggregate sales growth of 8% year-over-year. In fiscal 2003, net earnings were $23.3 million or $1.57 per share, compared with net earnings of $13.9 million or 92 cents per share last year. Earnings for fiscal 2003 included a gain of $1.9 million after tax, equivalent to 13 cents per share, from the settlement of patent litigation with Vascular Solutions, Inc. Earnings for fiscal 2002 included restructuring charges of $9.5 million after tax, equivalent to 63 cents per share.

Our financial condition continued strong at fiscal year-end. The company had no debt. The ratio of current assets to current liabilities increased to 3.8:1. Working capital increased to $131 million. Stockholders' equity grew to $272 million or $18.39 per share, up from $16.98 per share last year. Return on equity increased to 8.9% from 5.6% last year.

Fiscal 2003 was an outstanding year from the standpoint of generating cash, due to continued disciplined asset management. Cash and marketable securities were $21.4 million higher at year-end fiscal 2003, compared with fiscal 2002, an all-time record. This aspect of financial performance prompted the Board of Directors, on August 18, 2003, to declare a special dividend of 15 cents a share in addition to the regular quarterly dividend of five cents a share.

On September 25, 2003, the Board of Directors appointed Robert E. Klatell to the Board of Directors of Datascope Corp. Rob Klatell's appointment brings the total number of board members to seven, of which four, including Rob Klatell, are independent directors. A former practicing attorney, Rob is the Executive Vice President of Arrow Electronics, Inc., a member of its board, and has held numerous senior executive positions in that company over the past 25 years, including those of Chief Financial Officer, Treasurer and General Counsel. We are delighted to have Rob on our Board.

On behalf of the Board of Directors, I wish to thank our executive staff and all our associates for their unfailing commitment to the pursuit of excellence that has proved so vital for the continued growth of the Datascope enterprise. My thanks, also, to our many suppliers, our industry collaborators, and to you, our stockholders, for your support.



Sincerely,

Lawrence Saper
Chairman & CEO

◦ Business Summary ◦

Datascope Corp. manufactures proprietary products for clinical health care markets in interventional cardiology and radiology, anesthesiology, cardiovascular and vascular surgery, emergency medicine and critical care. We have two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts.

Below is a summary of our four major product lines:

Cardiac Assist

Datascope pioneered intra-aortic balloon pump and catheter technology. Our intra-aortic balloon pump system is used in the treatment of cardiac shock, acute heart failure, irregular heart rhythms, and in open-heart surgery, coronary angioplasty, and stenting. The balloon catheter serves as the pumping device within the patient's aorta.

Patient Monitoring

Datascope's patient monitoring products measure a broad range of physiological parameters including blood oxygen saturation, airway carbon dioxide, anesthetic agent concentration, arterial and venous blood pressure, cardiac output, ECG and temperature. Our monitors are used throughout the hospital: in operating rooms, emergency rooms, critical care units, post-anesthesia care units and recovery rooms, intensive care units and labor and delivery rooms.

Interventional Products

Our VasoSeal product revolutionized the management of arterial puncture wounds by providing an alternative to time-consuming manual compression in order to quickly stop bleeding after catheterization procedures. A VasoSeal extravascular hemostasis device was the first vascular sealing device marketed in the United States. VasoSeal devices reduce time to hemostasis, reduce time to ambulation, provide cost savings for hospitals and increase patient satisfaction. In addition, the division markets Safeguard, a unique new pressure assisted dressing designed to maintain hemostasis after surgical, percutaneous and wound treatment procedures.

Vascular Grafts

Our InterVascular subsidiary manufactures, markets and sells a proprietary line of knitted and woven, collagen coated, polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery. Vascular grafts are used to replace diseased arteries. InterVascular also distributes peripheral vascular stents. Stents are used to treat vascular disease non-surgically.

Datascope has a worldwide marketing organization that includes direct sales forces in the U.S. and Europe, supported by field service and clinical education specialists, and a network of independent distributors.

• Operations Review •

Patient Monitoring

Sales of the Patient Monitoring Division continued strong for the 8th consecutive year in fiscal 2003, increasing 9% to a record $136.5 million. The year's continued momentum reflects double-digit sales gains of Accutorr®Plus non-invasive blood pressure monitors, central wireless monitoring systems, and Masimo® pulse oximetry sensors.

For the fourth consecutive year since its market launch, sales of Masimo sensors posted sharp gains, rising 54% to $7.9 million compared to $5.1 million last year, and bringing the compounded average annual growth to 61% over the past two years. Sales of Masimo sensors are being driven by the growing installed base of Datascope monitors equipped with Masimo SET® (signal extraction technology). Masimo's SET for monitoring arterial oxygen saturation of the blood is uniquely tolerant of patient motion and low perfusion so that accurate readings are maintained and false alarms are substantially reduced.



ANESTAR S

We continued to expand our opportunities for future growth in patient monitoring with the introduction of three important new products in fiscal 2003: the Spectrum monitor, the Trio monitor, and the Anestar S anesthesia delivery system.

In the third quarter, we began shipping the Spectrum critical care monitor to U.S. and international markets. The Spectrum represents Datascope's entry into the critical care monitoring market segment, estimated at $650 million annually, which includes the ICU/CCU, the operating room and post-anesthesia care unit. The Spectrum is the first and only battery-powered monitor in this market. Not unlike other patients, patients in critical care are also moved occasionally for scanning or other procedures.

Masimo and Masimo SET are registered trademarks of Masimo Corp.


Datascope
Patient
Monitor Setup
Print Setup
Parameters
Functions
40
mmHg
0
10
mmHg
-10
40
0
Temp
37.1
36.8
0.3
NIBP: Idle
ALARMS
PRINT
ZERO
LIMITS
STRIP
STANDBY
MUTE
CONT
DISCHARGE
MUTE
PRINT
MARK
EVENT

SPECTRUM CRITICAL CARE MONITOR

The Spectrum, being battery-powered, monitors the patient continuously, doing away with the need for a special battery-powered monitor for transport, and the various disconnections and reconnections attendant thereto.

Also in the third quarter, the Trio monitor began shipping to international markets. Just as the Spectrum expands our product line to the high end of the monitoring market, Trio expands our product line to the lower end of the market, estimated at $80 million annually. Trio is a low-cost monitor aimed at price-sensitive markets, which include outpatient surgery centers, general hospital applications and international markets. Trio is compact and highly portable, yet has a larger display than competitive monitors. Trio is equipped with an integrated bed rail hook and handle that brings it conveniently close to the patient's stretcher during transport. We expect FDA clearance of our 510(k) pre-market application to market the Trio monitor in the U.S. in the second half of fiscal 2004.

In September 2003, we launched Anestar S, our new anesthesia delivery system designed for outpatient surgery centers and operating rooms with space constraints. The Anestar S combines the advanced functions of the Anestar platform – an integrated warmed breathing system, advanced ventilation functions, and the same comprehensive safety features – in a smaller and more cost-effective package. The Anestar S will compete in an estimated $30 million segment of the U.S. market, adding to an estimated $150 million dollar market for the Anestar.



ANESTAR S



SPECTRUM



TRIO

Cardiac Assist

Sales of Cardiac Assist products were $118.4 million, 5% above the prior year and reversing last year's decline. This is attributable, in large part, to the rebuilding of our U.S. direct sales force that took place in fiscal 2002, and which paid dividends in fiscal 2003 in terms of higher pump sales in units and dollars, higher average selling prices, and higher market penetration of the Fidelity™ 8 Fr. balloon catheter. The Fidelity 8 Fr. is Datascope's premium priced, flagship catheter that accounted for 50% of all balloon catheter sales in fiscal 2003.



FIDELITY 8 FR. IAB CATHETER

In September 2003, we announced the global launch of the CS100 automatic intra-aortic balloon (IAB) pump. The CS100 is the first fully automatic pump produced by Datascope, the most advanced pump of its kind, and sets a higher standard of care for patients who require IAB support. Operation of the pump is extraordinarily simple. Its one-button startup provides faster initiation of therapy, a feature that is particularly valuable in cardiac emergencies. Importantly, because the CS100 is fully automated, it frees healthcare staff from the task of pump management. Also, using new, proprietary software called IntelliSync™, the CS100 gives patients more consistent therapy with greater continuity. The CS100 is priced at a premium to System 98XT which will continue to be sold.

A large portion of our pump sales is a result of replacement or upgrade of older models from the installed base of pumps. Because the CS100 offers significant clinical benefits to the patients and staff, we believe that customers will be more motivated to replace or upgrade their existing pumps.


Datascope
126
85
96
140
START
STANDBY

CS100 AUTOMATIC INTRA-AORTIC BALLOON PUMP

Sales of our Fidelity 8 Fr. catheter were responsible for modest domestic growth and strong international growth of balloon catheters this year. We continue to see a shift of sales from our Profile™ 8 Fr. to the Fidelity. In the fourth quarter of FY 2003, Fidelity accounted for 80% of total sales of our 8 Fr. catheters, and 61% of our total balloon sales. As a result, we were able to increase revenues in an essentially flat domestic balloon market, given the premium price that the Fidelity product commands. We expect that Fidelity should account for substantially all of our 8 Fr. sales in the current fiscal year, thus continuing to increase our average sales price for balloon catheters.

Europe remains a significant growth opportunity for our intra-aortic balloons and pumps. Although use of IAB therapy is growing, we estimate that use in Europe is currently less than one third of that in the U.S., adjusted for population. The reason for this difference appears to be that IAB use in interventional cardiology has lagged behind IAB use in cardiac surgery where IAB therapy was well established many years before the advent of interventional practice. Increasing penetration of IAB therapy in the European interventional cardiology market remains a priority for our sales force.



Interventional Products

Sales of the Interventional Products Division (IPD) in fiscal 2003, consisting almost entirely of VasoSeal arterial wound sealing devices, decreased 21% to $42 million due to continued strong competition and the interruption of the February 2003 launch of the next-generation Elite™ product. Shipments of Elite resumed in June, too late to have a significant effect on the fiscal year.

The introduction of Elite represents the first step to overcome the obstacle to higher corporate growth posed by the decline in VasoSeal sales. VasoSeal is used after a diagnostic or therapeutic arterial catheterization to stop bleeding by deploying a collagen plug against the arterial puncture wound. The Elite product contains a new, proprietary collagen formulation that rapidly expands upon contact with blood to fill available space in the tissue tract after the collagen is deployed over the arterial puncture wound. Elite has the potential to improve outcomes by providing rapid hemostasis, even in anti-coagulated patients. Elite also retains VasoSeal's proprietary extravascular approach to arterial sealing. This unique and less invasive approach to arterial sealing allowed Elite to be indicated for use in patients with peripheral vascular disease, who account for about 25% of all patients undergoing interventional procedures.

The Elite market launch has been focused mostly on converting users of VasoSeal ES® to Elite. Early results show that users that converted to Elite use significantly more Elite per day, on average, compared to VasoSeal ES. Also, our sales territory managers report that interventional use of Elite has increased compared with the ES device. Because patients are anti-coagulated, interventional use is more challenging than diagnostic use for achieving hemostasis. Elite has been found capable of producing essentially immediate hemostasis. But, most importantly, we have also found that physician training and experience with deployment is essential to attain the performance capability of Elite. Consequently, we are concentrating not only on initial physician training on Elite, but also on maintaining a requisite level of proficiency.



In the first quarter of the new fiscal year, which was the first full quarterly period of Elite marketing, we were pleased to observe a marked reduction in the rate of decline of VasoSeal sales. Total sales were $10 million, only 9% lower than sales in the first quarter of fiscal 2003. While this result is encouraging, it may not be indicative of future results due to the newness of the Elite manufacturing process, and an increasingly challenging competitive market climate.

In September 2003, we introduced Safeguard™, a novel pressure dressing designed to maintain hemostasis after manual compression following arterial catheterization procedures. Safeguard is a single-use, adhesive dressing with an inflatable, see-through, plastic bulb. Safeguard is placed over the wound site and the bulb is inflated with air from a syringe. The inflated bulb provides consistent pressure over the wound site to maintain hemostasis. Because the pressure bulb is transparent, the wound site is easily monitored without removing the device.

Manual compression to stop bleeding is still used in more than 75% of arterial catheterization procedures worldwide. The market for devices that assist manual compression, in which Safeguard will compete, is estimated at $50 million annually.



ELITE


safeguard

SAFEGUARD

InterVascular

Sales of InterVascular, Inc. continued to grow, rising 18% to $30.1 million this year. This was primarily due to strong international performance of InterGard Silver™, an antimicrobial vascular graft designed to discourage the development of graft infection, and favorable foreign currency translation. Both unit sales and the average selling price of InterGard Silver increased so that this product, in fiscal 2003, accounted for 51% of all graft sales to international direct markets, specifically France, Germany, Belgium and Italy. We expect growth of InterGard Silver to continue as we unveil new promotional programs, and initiate a scientific registry of patients receiving an InterGard Silver prosthesis.

INTERGARD SILVER



Regulatory clearance to market InterGard Silver in the U.S. is still pending as the FDA has requested additional follow-up data from our clinical study. Because of its antimicrobial coating, the InterGard Silver graft is considered a drug/device combination product, a type of product that typically undergoes a longer regulatory review. We are in the process of providing the requested follow-up data and continue to wait for an indication as to when clearance to market will be forthcoming.

Our various sales organizations have been successful in growing graft sales despite a slight decline in vascular graft procedures. Worldwide graft unit sales increased 8% this past year. Sales of InterVascular's unique heparin bonded polyester grafts grew 6% versus the prior year. A published clinical study has shown that these grafts have better patency and are associated with significantly fewer amputations following implantation compared to ePTFE (expanded Teflon®) grafts. InterVascular will continue to build on the success of its InterGard Heparin™ franchise this year by introducing its HemaCarotid™ Heparin patch. This new vascular patch is designed to provide a more blood compatible surface and is used for carotid artery repair, the most frequent procedure performed by vascular surgeons.

Teflon is a registered trademark of DuPont or its affiliates.



◦ Financial Review ◦

Five Year Financial Summary

(Dollars in thousands, except per share data)

Year Ended June 30,	2003	2002	2001	2000	1999
Financial Results:					
Net sales	$328,300	$317,400	$312,800	$301,400	$271,500
Cost of sales	138,153	133,532	125,030	119,665	106,646
Research and development	29,034	25,720	24,402	24,426	28,524
Selling, general and administrative	130,871	126,075	117,571	116,792	105,847
Gains on legal settlement and sale of technology	(3,028)	---	---	(3,825)	---
Restructuring charges	---	11,463	---	---	3,429
Operating earnings	33,270	20,610	45,797	44,342	27,054
Other income, net	(1,232)	(1,457)	(3,794)	(3,506)	(2,730)
Earnings before taxes	34,502	22,067	49,591	47,848	29,784
Taxes on income	11,203	8,166	15,348	14,773	8,372
Net earnings	$ 23,299	$ 13,901	$ 34,243	$ 33,075	$ 21,412
Earnings per share, Basic	$1.58	$0.94	$2.30	$2.18	$1.40
Earnings per share, Diluted	$1.57	$0.92	$2.20	$2.06	$1.36
Dividends per share	$0.20	$0.20	$0.19	$0.12	$ ---

June 30,	2003	2002	2001	2000	1999
Financial Position:					
Total assets	$338,832	$316,022	$310,335	$295,326	$269,453
Long-term debt	---	---	---	---	---
Working capital	131,374	118,241	129,715	120,298	125,261
Property, plant and equipment, net	89,607	89,897	90,634	86,243	63,321
Stockholders' equity	271,675	250,978	243,478	227,286	214,295
Cash dividends	2,957	2,956	2,805	1,809	---
Other Financial Data:					
Current ratio	3.8:1	3.4:1	3.5:1	3.2:1	4.0:1
Stockholders' equity per share	$18.39	$16.98	$16.46	$15.28	$14.05
Gross profit margin	57.9%	57.9%	60.0%	60.3%	60.7%
Earnings before taxes as a percentage of sales	10.5%	7.0%	15.9%	15.9%	11.0%
Tax rate as a percentage of earnings before taxes	32.5%	37.0%	30.9%	30.9%	28.1%
Net earnings as a percentage of sales	7.1%	4.4%	10.9%	11.0%	7.9%
Net earnings as a percentage of average stockholders' equity	8.9%	5.6%	14.5%	15.0%	10.3%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table shows the comparison of net earnings and earnings per diluted share over the past three fiscal years.

(Dollars in millions, except EPS) Year ended June 30,	2003	2002	2001
Net Earnings (1)	$23.3	$13.9	$34.2
Earnings per share, diluted (1)	$1.57	$0.92	$2.20

Comparison of Results – Fiscal 2003 vs. Fiscal 2002

Sales

The following table shows sales by product line over the past three fiscal years.

(Dollars in millions) Year ended June 30,	2003	2002	2001
Patient Monitoring	$136.5	$125.0	$110.7
% change from prior year	9%	13%	5%
% of total sales	42%	39%	35%
Cardiac Assist	$118.4	$112.5	$119.0
% change from prior year	5%	(5)%	1%
% of total sales	36%	36%	38%
Interventional Products (formerly Collagen Products)	$ 42.0	$ 53.4	$ 58.8
% change from prior year	(21)%	(9)%	3%
% of total sales	13%	17%	19%
Vascular Grafts	$ 30.1	$ 25.5	$ 23.3
% change from prior year	18%	10%	10%
% of total sales	9%	8%	8%
Genisphere	$ 1.3	$ 1.0	$ 1.0
% change from prior year	---	---	---
% of total sales	---	---	---
Total Sales	$328.3	$317.4	$312.8
% change from prior year	3%	1%	4%

(1)Net earnings and earnings per share in fiscal years 2003, 2002 and 2001 shown above include the following:

Fiscal 2003 Gain on legal settlement of $1.9 million after tax or $0.13 per diluted share.

Fiscal 2002 Restructuring charges of $9.5 million after tax or $0.63 per diluted share.

Fiscal 2001 Gain on sale of underutilized facility of $356 thousand after tax or $0.02 per diluted share.

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2003 increased 7% to $254.9 million from $237.5 million last year.

Cardiac Assist

Cardiac assist product sales increased 5% to $118.4 million in fiscal 2003. The increase is due to stronger worldwide sales of intra-aortic balloon pumps, a modest increase in sales of balloon (IAB) catheters and the favorable effect of foreign exchange translation. The Company's distributor in Japan reduced purchases of IAB catheters in the first half of the fiscal year in order to reduce inventory and resumed its normal purchasing pattern in the second half of the year. Sales of the new, premium-priced Fidelity™ 8 Fr. IAB catheter continued to grow, accounting for 61% of total IAB catheter sales in the fourth quarter.

Patient Monitoring

Sales of patient monitoring products rose 9% to $136.5 million in fiscal 2003. The sales increase reflects strong growth of several product lines, including Accutorr Plus® noninvasive blood pressure monitors, wireless central monitoring systems, Masimo SET pulse oximetry sensors and the Anestar™ anesthesia delivery system. Favorable foreign exchange translation also contributed to sales growth.

During the third quarter, the Company positioned itself for renewed growth in the bedside monitoring market segment with the introduction of two new monitors, Spectrum™ and Trio™. The Spectrum monitor is a battery-powered, portable bedside monitor for the high-end, critical care market, a $650 million market segment. The Trio is a compact and highly portable monitor with applications in a wide variety of hospital and outpatient settings. It is aimed at price sensitive markets such as surgery centers, general hospital applications and international markets. The Trio should enable Datascope to expand its share of an estimated $80 million low-end monitor market. Shipments of Spectrum in the U.S. and to international markets began in the third quarter. Shipments of Trio to international markets began in the third quarter, and U.S. sales are expected to begin in the first half of fiscal 2004 when FDA market clearance is expected. Sales of bedside monitors increased in the fourth quarter following the introduction of these two new products.

Sales of the Interventional Products / Vascular Grafts segment decreased 9% to $72.1 million compared to $78.9 million last year.

Interventional Products

Sales of VasoSeal® sealing devices decreased 21% to $41.2 million from $52.0 million last year due to continued strong competition and to the production problem that arose shortly after manufacturing of VasoSeal Elite™ began in the third quarter, which interrupted the launch of this next-generation product. This production problem was resolved and shipments of VasoSeal Elite devices, which incorporate a new, proprietary collagen hemostat, resumed in June.

Sales of collagen hemostats were $0.8 million compared to $1.4 million last year with the decrease due to reduced sales in international markets.

During the first quarter of fiscal 2004 we changed the name of our Collagen Products Division, which manufactures and markets the VasoSeal devices, to the Interventional Products Division. The new name reflects our objective to broaden the product portfolio offered by the division to include new products for interventional cardiology and interventional radiology that are not collagen-based. The first of these new products, an innovative pressure-assisted dressing for post-hemostasis wound management, is expected to be launched in the first half of the new fiscal year.

Vascular Grafts

Sales of InterVascular, Inc.'s products increased 18% to $30.1 million, primarily reflecting favorable foreign exchange translation, a full year of direct sales in the U.S., and increased sales of the InterGard Silver™ anti-microbial graft in Europe. Sales in the U.S. were also higher than last year because the Company's former distributor, whose termination became effective at the end of December 2001, placed no orders in the second quarter last year. We are continuing to seek FDA approval to sell InterGard Silver grafts in the United States.

Genisphere

Sales of Genisphere products were $1.3 million in fiscal 2003 compared to $1.0 million in the prior year, as Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies.

The weaker U.S. dollar compared to the Euro and the British Pound increased consolidated sales by approximately $6.8 million in fiscal 2003 compared to fiscal 2002.

Costs and Expenses

The gross profit percentage of 57.9% for fiscal 2003 was unchanged from last year. An improved gross margin in the Cardiac Assist / Monitoring Products segment as a result of cost reduction programs and higher average selling prices was offset by the effect of a less favorable sales mix, the write-off of obsolete inventory related to the MR Monitor line and costs associated with the VasoSeal Elite production problem. In addition, for fiscal 2003, the gross margin was favorably impacted by an insurance settlement of $500 thousand recorded in the first quarter related to unusable collagen inventory, which was reserved for in June 1997 with a charge to cost of sales. Datascope filed a claim under its property insurance policy for the unusable collagen inventory. When the Company received the insurance settlement of $500 thousand, in the first quarter of fiscal 2003, the settlement was accounted for as a reduction to cost of sales, consistent with the accounting treatment for the related inventory reserve.

We continued our companywide focus on new product development and improvements of existing products in fiscal 2003. Spending on research and development (R&D) reflects investment in new product development programs, sustaining R&D on existing products, regulatory compliance and clinical evaluations. R&D expenses increased 13% to $29.0 million in fiscal 2003, equivalent to 8.8% of sales compared to $25.7 million, or 8.1% of sales last year.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 10% to $18.9 million in fiscal 2003 compared to $17.2 million last year, with the increase primarily due to new product development projects in Patient Monitoring.

R&D expenses for the Interventional Products / Vascular Grafts segment increased 19% to $7.8 million in fiscal 2003 compared to $6.6 million last year, with the increase primarily due to new product development projects in InterVascular.

The balance of consolidated R&D is in Corporate and Other and amounted to $2.3 million in fiscal 2003 compared to $1.9 million for the comparable period last year.

Selling, general and administrative (SG&A) expenses increased 4% to $130.9 million in fiscal 2003, or 39.9% of sales compared to $126.1 million, or 39.7% of sales last year.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 3% to $86.2 million in fiscal 2003, primarily attributable to filling open positions, costs associated with the increased sales and the impact of foreign exchange translation.

SG&A expenses for the Interventional Products / Vascular Grafts segment decreased 2% to $47.1 million in fiscal 2003. The decrease was primarily attributable to lower selling and marketing expenses in Interventional Products, partially offset by increased selling expenses in InterVascular due to a full year of U.S. direct field force expenses in fiscal 2003 compared to a half year in fiscal 2002 and the impact of foreign exchange translation.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The weaker U.S. dollar compared to the Euro and the British Pound increased total SG&A expenses by approximately $4.7 million in fiscal 2003.

Gain on Legal Settlement

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

Restructuring Charges

In fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring charges consisted of the following.

- severance expenses, asset write-downs and contractual obligations related to the closure of the VasoSeal manufacturing and R&D facility in Vaals, the Netherlands, and severance expenses for U.S. employees
- asset write-downs, severance expenses and contractual and incremental obligations associated with exiting the coronary stent sales business in Europe, including the resulting impairment of our investments in AMG and QualiMed
- closure of an unprofitable Cardiac Assist direct sales operation in a European country
- workforce reductions in Patient Monitoring

The workforce reductions totaled 151 employees or 11% of our worldwide employment. The restructuring programs were completed in fiscal 2003.

Interest Income

Interest income was $1.6 million in fiscal 2003 compared to $1.9 million last year, with the decrease primarily the result of a decline in the average yield from 4.5% to 3.2%, partially offset by a higher average portfolio balance ($49.2 million vs. $38.6 million).

Income Taxes

In fiscal 2003, the consolidated effective tax rate was 32.5% compared to 37.0% last year. The consolidated effective tax rate for fiscal 2002 was significantly impacted by expenses related to the restructuring programs in the first and second quarters which were not deductible for tax purposes, primarily in international businesses. The effect on the consolidated tax rate of the gain on legal settlement in fiscal 2003 and the restructuring charge in fiscal 2002 was 0.5% and 6.7%, respectively. The remaining increase in the consolidated effective tax rate in fiscal 2003 was primarily attributable to an increase in state income tax rates.

Net Earnings

Net earnings were $23.3 million or $1.57 per diluted share in fiscal 2003 compared to $13.9 million, or $0.92 per diluted share last year. The increased earnings in fiscal 2003 primarily reflects an increased gross margin from higher sales in all product lines, except VasoSeal, the gain on legal settlement ($1.9 million after-tax), and the negative impact on earnings last year of the restructuring charges ($9.5 million after-tax), partially offset by higher R&D and SG&A expenses, as discussed above.

Foreign Currency

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize net earnings volatility associated with foreign exchange rate changes. We enter into foreign currency forward exchange contracts to hedge foreign currency transactions which are primarily related to certain receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the liabilities and transactions being hedged. A portion of the net foreign transaction gain or loss is reported in our statement of consolidated earnings in cost of sales and the balance in other income and expense. We do not use derivative financial instruments for trading purposes.

As of June 30, 2003, we had a notional amount of $7.2 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to when the contract is signed.

Comparison of Results – Fiscal 2002 vs. Fiscal 2001

Sales

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2002 increased 3% to $237.5 million from $229.7 million in 2001.

Cardiac Assist

Sales of Cardiac Assist products were $112.5 million, 5% below fiscal 2001, primarily due to an exceptionally large number of pumps sold in the previous year in the U.S. to replace discontinued pump models. The worldwide market for intra-aortic balloon catheters in fiscal 2002 remained essentially unchanged, as growth in international markets offset a decline in the U.S. market. Our strong worldwide market share also remained unchanged. Our new IAB catheter, the Fidelity 8 Fr., which was introduced in February 2002, continued to be well received by customers and accounted for 27% of all Datascope balloon catheter unit sales at the end of the fourth quarter, its first full quarter of sales. The Fidelity catheter is priced at a modest premium to the Profile catheter which it is intended to replace.

Patient Monitoring

Patient Monitoring sales rose 13% to $125.0 million for the year. This strong sales growth was primarily attributable to increased sales in the U.S. of wireless monitoring systems and a continued sharp gain in sales of Masimo SET pulse oximetry sensors. The new wireless systems use a protected radio band allocated for medical use by the Federal Communications Commission. Increased sales of Passport 2® portable monitors and Accutorr Plus noninvasive blood pressure monitors also contributed to growth.

Sales of the Collagen Products / Vascular Grafts segment were $78.9 million compared to $82.1 million in 2001.

Collagen Products

Sales of VasoSeal® arterial puncture sealing devices decreased 10% to $52.0 million, reflecting competitive market conditions and loss of market share. VasoSeal's new deployment technique called Modified Hold Technique, or MHT, introduced to the U.S. market in mid-April 2002, protects the mechanical seal created by deployment of VasoSeal's collagen plug, thereby largely eliminating the previous need for post-procedure hold in order to achieve hemostasis. The apparent usage of VasoSeal in those hospitals certified to practice MHT was running higher than usage prior to the introduction of MHT. Retraining physicians for MHT, however, has proved to be more difficult and time-consuming than previously anticipated and this has slowed the introduction of MHT to about 13% of hospitals purchasing VasoSeal at June 30, 2002.

In the fourth quarter of 2002, we received the CE mark for VasoSeal Elite, the next generation of both the ES and VHD products, which embodies a new, proprietary hemostat that rapidly expands as it comes into contact with blood. Also in the fourth quarter, we received FDA approval for VasoSeal Low Profile, a downsized VHD model aimed at the growing market segment for 4 and 5 Fr. diagnostic procedures.

Sales of collagen hemostats increased 35% to $1.4 million, primarily due to increased sales in international markets.

Vascular Grafts

Sales of InterVascular, Inc. increased 10% to $25.5 million, reflecting continued strong demand for the InterGard Silver anti-microbial graft in international markets and the contribution from sales of peripheral stents. Total international sales increased 16% for the year. Sales in the U.S. declined 15% as the result of the termination, effective December 31, 2001, of InterVascular's former distributor, which placed no orders in the second quarter upon being notified of its termination. Datascope began selling InterVascular products through its dedicated direct sales organization in the U.S. in January 2002.

Genisphere

In fiscal 2002, Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies, and sales remained unchanged at $1.0 million. Investment spending for the development of the Genisphere business was approximately $1.5 million in fiscal 2002, compared to $1.0 million in the prior year.

The stronger U.S. dollar compared to major European currencies decreased consolidated sales by approximately $0.3 million in fiscal 2002 compared to fiscal 2001.

Costs and Expenses

The gross profit percentage was 57.9% for fiscal 2002 compared to 60.0% in fiscal 2001. The decreased gross margin was primarily attributable to a reduced gross margin in the Cardiac Assist / Monitoring Products segment, as a result of a less favorable sales mix due to increased sales of lower margin patient monitoring products and decreased sales of higher margin cardiac assist products. Reduced sales of high margin VasoSeal products also contributed to the decrease in the gross margin.

We continued our companywide focus on new product development and improvement of existing products in fiscal 2002. Spending on R&D reflects investment in new product development programs, regulatory compliance and clinical evaluations. R&D expenses increased 5% to $25.7 million in fiscal 2002 compared to $24.4 million and increased as a percentage of sales to 8.1% in fiscal 2002 compared to 7.8% in fiscal 2001.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 12% to $17.2 million in fiscal 2002, primarily due to the increase in new product development projects in Patient Monitoring.

R&D expenses for the Collagen Products / Vascular Grafts segment decreased 7% to $6.6 million in fiscal 2002, with the decrease primarily due to lower expenditures in the Collagen Products business.

The balance of consolidated R&D is in Corporate and Other and amounted to $1.9 million in fiscal 2002, unchanged from the previous year.

Selling, general and administrative expenses increased 7% to $126.1 million in fiscal 2002 compared to $117.6 million in fiscal 2001. As a percentage of sales, SG&A expenses were 39.7% in fiscal 2002 compared to 37.6% in fiscal 2001.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 2% to $83.4 million in fiscal 2002. The increase was primarily attributable to filling open field sales positions and territory expansions in Cardiac Assist and Patient Monitoring.

SG&A expenses for the Collagen Products / Vascular Grafts segment increased 13% to $48.3 million in fiscal 2002. The increase was primarily attributable to the investment in building a U.S. direct field sales force for InterVascular, Inc.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The stronger U.S. dollar compared to major European currencies decreased total SG&A expenses by approximately $0.2 million in fiscal 2002 compared to fiscal 2001.

Restructuring Charges

In the first and second quarters of fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring programs were committed to and approved by management and the Board of Directors during such quarters and the charges were recorded under the guidelines of the Financial Accounting Standards Board Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." For example, for the involuntary termination benefits, the charge was recorded after all four of the conditions discussed in EITF 94-3 existed.

The restructuring programs in the first quarter of fiscal 2002 were as follows:

VasoSeal

Centralization of manufacturing and cost reduction initiatives in the VasoSeal business, which had experienced pressure on revenue growth due to competition. As a result of the restructuring, the high cost VasoSeal manufacturing and R&D facility in Vaals, the Netherlands, was closed and placed on the market for sale, and the manufacture of VasoSeal products was centralized in the Mahwah, New Jersey facility by the end of the fourth quarter of fiscal 2002. The Vaals facility has not yet been sold. Restructuring charges for this program included asset write-downs resulting from the restructuring decision, contractual and incremental obligations, including lease termination costs and legal fees related to the plant closure, severance expenses for 64 manufacturing and R&D employees in the Netherlands and severance expenses for 20 U.S. employees.

Cardiac Assist

Reorganization and streamlining of operations in the Cardiac Assist business, which had experienced pressure on revenue growth. Restructuring charges represented severance expenses for 26 U.S. employees.

All of the U.S. employees terminated in the first quarter restructuring programs left the Company by September 30, 2001 and the Vaals employees left the Company by the end of May 2002. Severance for the Vaals employees was paid in cash by the end of fiscal 2002. Severance for U.S. employees was paid in cash by the end of fiscal 2003.

The restructuring programs in the second quarter of fiscal 2002 were as follows:

Stents

Exiting the coronary stent business in Europe - Based on the highly competitive stent market and analysis of future economic contributions of the stent business, during the second quarter of fiscal 2002, the Company decided to exit the coronary stent business. In conjunction with this decision, the Company decided not to exercise its option to purchase the remaining 70% of the equity of AMG and QualiMed, two private German companies involved in the distribution, development and manufacture of stent products, and to discontinue financial support to these businesses. As a consequence of these decisions and the anticipated resulting impact on the operations of AMG and QualiMed, we determined that there had been an other than temporary decline in the value of these investments. As a result of our decision to exit this business, we adjusted the carrying value of these investments to their estimated fair value by writing off our 30% equity investment, as well as existing loans of $370,000, to these two companies. Restructuring charges for this program included: asset write-downs, severance expenses for 6 European employees and contractual and incremental obligations, including legal fees and contract termination costs.

Cardiac Assist

Closure of a Cardiac Assist direct sales operation in a European country, because it was unprofitable. As a result of the restructuring, Cardiac Assist products in this country are now distributed by a third party. Restructuring charges primarily included severance expenses for 3 European employees and non-cancelable lease termination costs.

VasoSeal

Based on continuing intense competition in the vascular closure market, we implemented additional workforce reductions in the VasoSeal business, resulting in severance expenses for 18 U.S. employees. The restructuring charge also included additional severance expense related to the Vaals plant closure, as a result of a further increase to the existing severance packages after the terminations were announced.

Patient Monitoring

Cost reduction initiatives in the Patient Monitoring business to realign the cost structure and streamline operations. Restructuring charges for this program included severance expenses for 14 U.S. employees.

Substantially all of the terminated employees from the second quarter restructuring programs left the Company by December 31, 2001.

Interest Income

Interest income for fiscal 2002 was $1.9 million compared to $3.7 million in fiscal 2001. The decline in interest income in fiscal 2002 was the result of a lower average portfolio balance (from $60.1 million to $38.6 million) and a decrease in the average yield from 6.0% to 4.5%.

Other Income

During the first quarter of fiscal 2001, we recorded a pretax gain of $593 thousand, or $0.02 per share after tax, from the sale of an underutilized facility in Oakland, New Jersey.

Income Taxes

In fiscal 2002 the tax rate was 37.0% compared to 30.9% in fiscal 2001. The tax rate in fiscal 2002 significantly increased due to expenses related to the restructuring programs in the first half of the year that were not deductible for tax purposes, primarily in international businesses.

The tax rate in both years was favorably impacted by the following:

- the tax benefits from the Foreign Sales Corporation (FSC) and the Extraterritorial Income Exclusion (which replaced the FSC effective January 1, 2002)
- income exempt from foreign corporate taxes (resulting from the implementation of an alternative tax planning strategy in fiscal 2001 for an international manufacturing facility that was tax exempt until January 31, 2000)

Net Earnings

Net earnings were $13.9 million or $0.92 per diluted share in fiscal 2002 compared to $34.2 million or $2.20 per diluted share in fiscal 2001. The decreased earnings in fiscal 2002 primarily reflects the impact of the restructuring charges in fiscal 2002 ($9.5 million after-tax), slower sales growth, a reduced gross margin percentage resulting primarily from reduced sales of higher margin products and increased SG&A and R&D expenses, as discussed above.

Liquidity and Capital Resources

Working capital at June 30, 2003 was $131.4 million compared to $118.2 million at June 30, 2002. The current ratio was 3.8:1 compared to 3.4:1 at June 30, 2002. The increase in working capital and the current ratio was primarily the result of an increase in cash and short-term investments ($17.1 million) and a decrease in current liabilities ($3.2 million), partially offset by a decrease in accounts receivable ($5.5 million) and inventories ($2.5 million).

In fiscal 2003, cash provided by operations was $32.7 million compared to $18.9 million last year. The increase is primarily attributable to the higher net earnings, higher depreciation and amortization and a decrease in accounts receivable.

Net cash used in investing activities was $23.3 million, attributable to purchases of investments of $54.1 million and the purchase of $4.6 million of property, plant and equipment, offset by $35.7 million for maturities of investments. Net cash used in financing activities was $3.2 million, due to $3.0 million dividends paid and stock repurchases of $0.9 million, offset by stock option activity of $0.7 million.

We purchased about 35,000 of our common shares for approximately $0.9 million during fiscal year 2003.

Working capital at June 30, 2002 was $118.2 million compared to $129.7 million at June 30, 2001. The current ratio was 3.4:1 compared to 3.5:1 at June 30, 2001. The decrease in working capital was primarily the result of a decrease in cash and short term investments ($16.8 million), partially offset by a decrease in current liabilities ($2.6 million).

In fiscal 2002, cash provided by operations was $18.9 million, primarily attributable to net earnings and depreciation and amortization, partially offset by increased other assets and a decrease in accounts payable. Net cash used in investing activities was $7.1 million, primarily attributable to the purchase of $6.0 million of property, plant and equipment and $1.5 million equity investments. Net cash used in financing activities was $11.1 million, attributable to stock repurchases of $9.4 million and $3.0 million dividends paid, partially offset by $1.3 million cash received from exercise of stock options.

We purchased about 233,000 of our common shares for approximately $9.4 million during fiscal year 2002.

In fiscal 2001, cash provided by operations was $13.0 million, primarily attributable to net earnings and depreciation and amortization, partially offset by increased inventories and accounts receivable. Net cash provided by investing activities was $8.9 million, primarily attributable to maturities of marketable securities of $68.3 million, partially offset by purchases of marketable securities of $49.8 million and the purchase of $10.7 million of property, plant and equipment. Net cash used in financing activities was $19.8 million, attributable to stock repurchases of $21.8 million and $2.1 million dividends paid, partially offset by $4.0 million cash received from exercise of stock options.

We believe our financial resources are sufficient to meet our projected cash requirements. The moderate rate of current U.S. inflation has not significantly affected us.

Our contractual obligations as of June 30, 2003 were as follows.

($ in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$9,176	$3,375	$3,959	$1,014	$828

We also have outstanding purchase orders in the ordinary course of business.

Information Concerning Forward Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements as a result of many important factors. Many of these important factors cannot be predicted or quantified and are outside our control, including the possibility that FDA clearance will not be received in time to begin sales of the new Trio monitor in the first half of fiscal 2004, the new innovative pressure-assisted dressing for post-hemostasis wound management will not be launched in the first half of fiscal 2004, market conditions may change, particularly as the result of competitive activity in the cardiac assist, vascular sealing and other markets served by the Company, the Company's dependence on certain unaffiliated suppliers (including single source manufacturers) for Patient Monitoring, Cardiac Assist and VasoSeal products and the Company's ability to gain market acceptance for new products. Additional risks are the ability of the Company to successfully introduce new products, continued demand for the Company's products generally, rapid and significant changes that characterize the medical device industry and the ability to continue to respond to such changes, the uncertain timing of regulatory approvals, as well as other risks detailed in documents filed by us with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

As discussed in Note 1 to the Consolidated Financial Statements, our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. Management regularly evaluates its estimates and assumptions on an on-going basis and adjusts as necessary to accurately reflect current conditions. These estimates and assumptions are based on current and historical experience, on information from third party professionals and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Management believes that the following are its critical accounting policies and estimates:

Revenue Recognition

We recognize revenue and all related costs, including warranty costs, when title and risk of loss passes to the customer and collectibility of the sales price is reasonably assured. Revenue is recognized for products shipped FOB shipping point when they leave our premises. Revenue is recognized for products shipped FOB destination when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs and maintenance is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. We rely on prior experience to estimate cash which ultimately will be collected from the gross receivables balance at period-end. Such amount cannot be known with certainty at the financial statement date. We maintain a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. We also maintain a general allowance for estimated future collection losses on existing receivables, determined based on historical trends.

Inventory Valuation

We value our inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventory reserves are recorded to report inventory at its estimated fair market value. A reserve is recorded for inventory specifically identified as slow-moving or obsolete. In addition, a general reserve is recorded based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

Goodwill Valuation

Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill is not amortized and is subject to the impairment rules of SFAS No. 142, which we adopted in the first quarter of fiscal 2002. Goodwill is tested for impairment on an annual basis or more frequently if changes in circumstances or the occurrence of events suggest an impairment may exist. We determine the fair market value of our reporting units using estimates of projected cash flows.

Income Taxes

We operate in multiple tax jurisdictions with different tax rates and must determine the allocation of income to each of these jurisdictions based on estimates and assumptions. In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews frequently require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

Pension Plan Actuarial Assumptions

We sponsor defined benefit pension plans covering substantially all of our employees who meet the applicable eligibility requirements. We use several actuarial and other statistical factors which attempt to estimate the ultimate expense and liability related to our pension plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases. In addition, our actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions may differ materially from actual results due to the changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense we record in any particular period.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends certain disclosure requirements of SFAS No. 123. We will continue to account for stock-based compensation using the intrinsic value method. We have adopted the disclosure requirements prescribed by SFAS No. 148 as of March 31, 2003.

In January 2003, the Financial Accounting Standards Boards issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The adoption of this Interpretation did not have any impact on our financial statements.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is primarily effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a significant impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on our financial statements.

Consolidated Statements of Earnings

(In thousands, except per share amounts)

Year Ended June 30,	2003	2002	2001
Net Sales	$328,300	$317,400	$312,800
Costs and Expenses:			
Cost of sales	138,153	133,532	125,030
Research and development expenses	29,034	25,720	24,402
Selling, general and administrative expenses	130,871	126,075	117,571
Gain on legal settlement	(3,028)	---	---
Restructuring charges	---	11,463	---
	295,030	296,790	267,003
Operating Earnings	33,270	20,610	45,797
Other (Income) Expense:			
Interest income	(1,583)	(1,891)	(3,669)
Interest expense	1	137	51
Other, net	350	297	(176)
	(1,232)	(1,457)	(3,794)
Earnings Before Taxes on Income	34,502	22,067	49,591
Taxes on Income	11,203	8,166	15,348
Net Earnings	$ 23,299	$ 13,901	$ 34,243
Earnings Per Share, Basic	$1.58	$0.94	$2.30
Weighted Average Number of Common Shares Outstanding, Basic	14,774	14,778	14,904
Earnings Per Share, Diluted	$1.57	$0.92	$2.20
Weighted Average Number of Common Shares Outstanding, Diluted	14,850	15,075	15,547

See notes to consolidated financial statements

Consolidated Balance Sheets
(In thousands)

June 30,	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 10,572	$ 5,548
Short-term investments	27,878	15,817
Accounts receivable less allowance for doubtful accounts of $2,020 and $1,159	73,924	79,400
Inventories	49,409	51,930
Prepaid expenses and other current assets	9,727	10,216
Current deferred taxes	6,006	4,658
Total Current Assets	177,516	167,569
Property, Plant and Equipment, net	89,607	89,897
Long-term Investments	36,827	30,525
Other Assets	34,882	28,031
	$338,832	$316,022
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 13,137	$ 15,258
Accrued expenses	14,064	16,393
Accrued compensation	14,579	13,218
Deferred revenue	4,362	4,459
Total Current Liabilities	46,142	49,328
Other Liabilities	21,015	15,716
Stockholders' Equity		
Preferred stock, par value $1.00 per share: Authorized 5 million shares; Issued, none	---	---
Common stock, par value $.01 per share: Authorized, 45 million shares; Issued, 17,750 and 17,724 shares	178	177
Additional paid-in capital	73,319	72,542
Treasury stock at cost, 2,981 and 2,946 shares	(87,423)	(86,484)
Retained earnings	292,912	272,570
Accumulated other comprehensive loss (cumulative translation of ($4,435) and ($7,827) and minimum pension liability adjustments of ($2,876) and $0)	(7,311)	(7,827)
Total Stockholders' Equity	271,675	250,978
	$338,832	$316,022

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(Shares and dollars in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value		Shares	Cost			
Balance, June 30, 2000	17,028	$170	$60,145	(2,149)	$(55,247)	$230,187	$(7,969)	$227,286
Net earnings						34,243		34,243
Foreign currency translation							(2,463)	(2,463)
Total comprehensive income								31,780
Stock option transactions	480	7	12,794		(8,788)			4,013
Tax benefit relating to exercise of stock options			4,995					4,995
Cancellation of treasury stock		(2)	(8,786)		8,788			---
Treasury shares acquired under repurchase programs				(564)	(21,791)			(21,791)
Cash dividends on common stock						(2,805)		(2,805)
Balance, June 30, 2001	17,508	175	69,148	(2,713)	(77,038)	261,625	(10,432)	243,478
Net earnings						13,901		13,901
Foreign currency translation							2,605	2,605
Total comprehensive income								16,506
Stock option transactions	216	3	7,833		(6,534)			1,302
Tax benefit relating to exercise of stock options			2,094					2,094
Cancellation of treasury stock		(1)	(6,533)		6,534			---
Treasury shares acquired under repurchase programs				(233)	(9,446)			(9,446)
Cash dividends on common stock						(2,956)		(2,956)
Balance, June 30, 2002	17,724	177	72,542	(2,946)	(86,484)	272,570	(7,827)	250,978
Net earnings						23,299		23,299
Minimum pension liability adjustments, net of tax of $1,988							(2,876)	(2,876)
Foreign currency translation							3,392	3,392
Total comprehensive income								23,815
Stock option transactions	26	1	885		(179)			707
Tax benefit relating to exercise of stock options			71					71
Cancellation of treasury stock			(179)		179			---
Treasury shares acquired under repurchase programs				(35)	(939)			(939)
Cash dividends on common stock						(2,957)		(2,957)
Balance, June 30, 2003	17,750	$178	$73,319	(2,981)	$(87,423)	$292,912	$(7,311)	$271,675

See notes to consolidated financial statements

Consolidated Statements of Cash Flows
(Dollars in thousands)

Year Ended June 30,	2003	2002	2001
Operating Activities:			
Net Earnings	$23,299	$13,901	$34,243
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	16,408	14,241	13,982
Provision for supplemental pension	733	501	514
Provision for losses on accounts receivable	1,118	91	34
Write-down of facility in Vaals, the Netherlands	---	1,807	---
Write-off of investments in AMG and QualiMed	---	3,247	---
Gain on sale of Oakland facility	---	---	(593)
Deferred income tax (benefit)	(479)	(130)	3,240
Tax benefit relating to stock options exercised	71	2,094	4,995
Changes in assets and liabilities			
Accounts receivable	7,132	(2,057)	(8,112)
Inventories	(3,623)	(2,110)	(25,041)
Other assets	(6,777)	(8,271)	(8,839)
Accounts payable	(2,376)	(3,981)	4,409
Income taxes payable	---	---	(2,630)
Accrued and other liabilities	(2,806)	(412)	(3,222)
Net cash provided by operating activities	32,700	18,921	12,980
Investing Activities:			
Purchases of property, plant and equipment	(4,644)	(6,001)	(10,708)
Proceeds from sale of Oakland facility	---	---	1,112
Purchases of investments	(54,100)	(68,042)	(49,775)
Maturities of investments	35,737	68,503	68,304
Equity investments	(318)	(1,554)	---
Net cash (used in) provided by investing activities	(23,325)	(7,094)	8,933
Financing Activities:			
Treasury shares acquired under repurchase programs	(939)	(9,446)	(21,791)
Exercise of stock options	707	1,302	4,013
Cash dividends paid	(2,957)	(2,956)	(2,066)
Net cash used in financing activities	(3,189)	(11,100)	(19,844)
Effect of exchange rates on cash	(1,162)	(724)	338
Increase in cash and cash equivalents	5,024	3	2,407
Cash and cash equivalents, beginning of year	5,548	5,545	3,138
Cash and cash equivalents, end of year	$10,572	$ 5,548	$ 5,545
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 1	$ 137	$ 51
Income taxes	$13,819	$ 7,546	$12,334
Non-cash transactions:			
Net transfers of inventory to fixed assets for use as demonstration equipment	$ 8,566	$ 8,024	$ 7,836
Minimum pension liability adjustments, net of tax	$ 2,876	$ ---	$ ---

See notes to consolidated financial statements

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Datascope Corp. and its subsidiaries (the "Company"—which may be referred to as our, us or we). All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments which have original maturities less than 90 days.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets, or for leasehold improvements, over the term of the lease, if shorter.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity.

Taxes on Income

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.

Revenue Recognition

We recognize revenue and all related costs, including warranty costs, when title and risk of loss passes to the customer and collectibility of the sales price is reasonably assured. Revenue is recognized for products shipped FOB shipping point when they leave our premises. Revenue is recognized for products shipped FOB destination when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs and maintenance is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies *(continued)*

We reflect shipping and handling fees as revenue and shipping and handling costs as cost of sales.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," we report basic earnings per share, which is based upon weighted average common shares outstanding, and diluted earnings per share, which includes the dilutive effect of stock options outstanding.

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in fiscal 1997 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," ("SFAS No. 148") in January 2003. We continue to account for our employee stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In accordance with SFAS No. 123, and as amended by SFAS No. 148, the fair value of option grants is estimated on the date of grant using an option-pricing model. Had the fair value method of accounting been applied to our stock option plans, pro forma net earnings and earnings per share would have been reported as the following pro forma amounts:

Year Ended June 30,	2003	2002	2001
Net earnings - as reported	$23,299	$13,901	$34,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,475)	(6,563)	(3,103)
Net earnings - pro forma	$19,824	$ 7,338	$31,140
Earnings per share:			
Basic - as reported	$1.58	$0.94	$2.30
Basic - pro forma	$1.34	$0.50	$2.09
Diluted - as reported	$1.57	$0.92	$2.20
Diluted - pro forma	$1.33	$0.49	$2.00

This pro forma impact only takes into account options granted since July 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the respective vesting period.

The fair values of option grants were determined using the Black-Scholes option-pricing model with the following assumptions:

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies *(continued)*

Year Ended June 30,	2003	2002	2001
Dividend yield	0.71%	0.66%	0.51%
Volatility	34%	34%	34%
Risk-free interest rate	2.50%	3.77%	4.94%
Expected life	5.2 Years	5.2 Years	5.5 Years

Impairment of Long Lived Assets

The recoverability of certain long-lived assets is evaluated by an analysis of undiscounted cash flows expected to result from the use and eventual disposition of an asset or group of assets compared to its carrying value, and consideration of other significant events or changes in the business environment. If we believe an impairment exists, the carrying amount of these assets is reduced to fair value as defined in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Other Assets

a. Goodwill—Goodwill represents the excess of cost over the fair value of net assets acquired. Until June 30, 2001, goodwill was amortized using the straight-line method over periods not exceeding 20 years.

In the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," ("SFAS No. 142"). The Company discontinued amortizing goodwill, which amounted to $716 thousand pre tax, equivalent to $0.03 per share after tax, in fiscal 2002. Under the provisions of SFAS No. 142, we perform an annual impairment test on the carrying value of goodwill. There was no impairment of goodwill based on appropriate testing and analysis.

b. Capitalized Software Development—In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional software development costs are capitalized and included in Other Assets. Software development costs are amortized using the straight-line method over the remaining estimated economic life of the product, not to exceed 5 years.

c. Internal Use Capitalized Computer Software Costs—We capitalize costs incurred to develop internal use computer software during the application development stage, in accordance with the AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal use computer software costs are amortized on a straight line basis over the remaining estimated economic life of the software, not to exceed 5 years. Costs become amortizable as functionality of the computer software is achieved.

d. Purchased Technology—We capitalize payments for purchased technology when it is considered probable that the technology will be brought to market in the near future and the profitability of the product is such that it can support recovery of the investment. Satisfaction of the above conditions requires that there be no significant uncertainty about attaining marketability and the remaining open issues necessary to have a saleable product are reasonably predictable. Purchased technology is amortized on a straight-line basis over the remaining estimated economic life of the technology.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies *(continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The presentation of certain prior year information has been reclassified to conform with the current year presentation.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143"). SFAS No. 143 establishes accounting standards for recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. This statement was adopted in fiscal year 2003 and did not have a significant impact on our financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"). SFAS No. 146 establishes guidance on the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or with exit (or restructuring) activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 nullifies Issue 94-3 in its entirety. SFAS No. 146 requires that a liability for all costs be recognized when the liability is incurred and establishes a fair value objective for initial measurement of the liability. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on our financial statements.

In January 2003, the Financial Accounting Standards Boards issued FASB Interpretation No. ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The adoption of this Interpretation did not have any impact on our financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is primarily effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a significant impact on the Company's financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies *(continued)*

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company's financial statements.

2. Financial Instruments

The fair value of accounts receivable and payable are assumed to equal their carrying value because of their short maturity. Fair values of short-term investments are based upon quoted market prices, including accrued interest, and approximate their carrying values due to their short maturities. Fair values of long-term investments, which mature in years 2004 to 2013, are also based upon quoted market prices and include accrued interest. Investments in preferred stock are carried at cost and evaluated for impairment. We determined that our investment portfolio will be held-to-maturity and is therefore carried at amortized cost. Investments in preferred stock are accounted for under the provision of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or carried at cost, as appropriate.

As of June 30, 2003, investments were classified as follows:

		Gross Unrealized		
Short Term	Carrying Value	Gains	Losses	Fair Value
U.S. Treasury Securities	$27,878	$ 107	$ 1	$27,984
Short-term total	$27,878	$ 107	$ 1	$27,984
Long Term				
U.S. Treasury Securities	$27,730	$1,099	$138	$28,691
AAA—Rated Corporate Notes	2,097	294	---	2,391
Preferred Stock	7,000	---	---	7,000
Long-term total	$36,827	$1,393	$138	$38,082
Totals	$64,705	$1,500	$139	$66,066

(Dollars in thousands, except per share data)

2. Financial Instruments *(continued)*

As of June 30, 2002, investments were classified as follows:

		Gross Unrealized		
Short Term	Carrying Value	Gains	Losses	Fair Value
U.S. Treasury Securities	$ 7,963	$ 2	$---	$ 7,965
AAA—Rated Corporate Notes	6,826	6	24	6,808
Tax-Exempt Securities	1,028	---	---	1,028
Short-term total	$15,817	$ 8	$24	$15,801
Long Term				
U.S. Treasury Securities	$23,414	$252	$ 4	$23,662
AAA—Rated Corporate Notes	2,111	30	---	2,141
Preferred Stock	5,000	---	---	5,000
Long-term total	$30,525	$282	$ 4	$30,803
Totals	$46,342	$290	$28	$46,604

Since we hold all short- and long-term securities until maturity, such investments are subject to little market risk. We have not incurred losses related to these investments.

Contractual maturities of debt securities as of June 30, 2003 are as follows:

Held to Maturity	Carrying Value	Fair Value
Due within one year	$27,878	$27,984
Due after one year through five years	8,273	8,591
Due after five years through ten years	21,554	22,491
	$57,705	$59,066

Derivative Financial Instruments

We have limited involvement with derivative financial instruments and do not use them for trading purposes. We utilize foreign currency forward exchange contracts to mitigate the foreign exchange impact of transaction gains or losses relating to intercompany receivables. Changes in the fair value of the derivative financial instruments are recorded in the statement of earnings.

As of June 30, 2003, we had a notional amount of $7.2 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require that we exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at inception of the contracts. The foreign currency forward exchange contracts are with large international financial institutions.

None of our foreign currency forward exchange contracts are designated as economic hedges of our net investment in foreign subsidiaries. As a result, no foreign currency transaction gains or losses were recorded in accumulated other comprehensive loss for the years ended June 30, 2003, 2002 and 2001.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. Ongoing credit evaluations of customers' financial condition are performed. We maintain reserves for potential credit losses and these losses have not exceeded our expectations.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

3. Inventories

June 30,	2003	2002
Materials	$20,523	$21,301
Work in process	8,093	9,228
Finished goods	20,793	21,401
	$49,409	$51,930

4. Property, Plant and Equipment

June 30,	2003	2002
Land	$10,250	$10,232
Buildings	49,366	47,536
Machinery, furniture and equipment	95,220	91,109
Leasehold improvements	3,202	2,642
	158,038	151,519
Less accumulated depreciation and amortization	68,431	61,622
	$89,607	$89,897

Depreciation expense was $14.2 million in 2003, $13.3 million in 2002 and $12.4 million in 2001. We estimate the useful life of machinery and equipment at 5 years, furniture at 8 years and buildings at 40 years.

5. Other Assets

Other Assets at June 30, 2003 and 2002 were comprised of the following:

June 30,	2003	2002
Capitalized software, net of accumulated amortization of $4,932 and $2,743	$14,000	$11,382
Cash surrender value of officers' life insurance	10,684	9,785
Goodwill	4,065	4,065
Purchased technology	2,000	---
Equity investments	1,872	1,554
Non-current deferred tax assets	699	---
Other non-current assets	1,562	1,245
	$34,882	$28,031

(Dollars in thousands, except per share data)

5. OTHER ASSETS *(continued)*

Amortization of capitalized software costs was $2.2 million in fiscal 2003, $945 thousand in fiscal 2002 and $857 thousand in fiscal 2001.

In the first quarter of fiscal 2002, we adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," and discontinued amortizing goodwill. The following table presents our earnings and earnings per share on a pro forma basis as though goodwill amortization had not been recorded in the prior years.

YEAR ENDED JUNE 30,	2003	2002	2001
Net earnings:			
Reported net earnings	$23,299	$13,901	$34,243
Add back goodwill amortization	---	---	495
Adjusted net earnings	$23,299	$13,901	$34,738
Basic earnings per share:			
Reported earnings per share	$1.58	$0.94	$2.30
Add back goodwill amortization	---	---	0.03
Adjusted earnings per share	$1.58	$0.94	$2.33
Diluted earnings per share:			
Reported earnings per share	$1.57	$0.92	$2.20
Add back goodwill amortization	---	---	0.03
Adjusted earnings per share	$1.57	$0.92	$2.23

6. TAXES ON INCOME

The provision for taxes on income consisted of the following:

YEAR ENDED JUNE 30,	2003	2002	2001
Taxes currently payable:			
Federal	$ 8,566	$6,794	$ 9,803
State	2,069	1,325	754
Foreign	1,047	177	1,551
Total current	11,682	8,296	12,108
Deferred income taxes:			
Federal	(72)	36	2,861
State	(199)	(242)	566
Foreign	(208)	76	(187)
Total deferred	(479)	(130)	3,240
Total provision for taxes on income	$11,203	$8,166	$15,348

Amounts are reflected in the preceding table based on the location of the taxing authorities. As of June 30, 2003 we have not made a U.S. tax provision for the unremitted earnings of our international subsidiaries. These earnings, which approximated $52.3 million as of June 30, 2003, are expected, for the most part, to be permanently reinvested outside of the United States.

(Dollars in thousands, except per share data)

6. TAXES ON INCOME *(continued)*

Included in the deferred income tax benefit for fiscal 2003 is $1,988 that has been recorded as a component of accumulated other comprehensive loss.

Reconciliations of the U.S. statutory income tax rate to our effective tax rate follow:

YEAR ENDED JUNE 30,	2003		2002		2001	
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Tax computed at federal statutory rate	$12,076	35.0%	$7,723	35.0%	$17,357	35.0%
(Decrease) increase resulting from:						
Benefit from foreign sales corporation and extraterritorial income exclusion	(1,415)	(4.1)	(1,153)	(5.2)	(1,066)	(2.2)
State taxes on income, net of federal income tax benefit	1,346	3.9	839	3.8	858	1.7
Rate differential on foreign income(a)	(1,109)	(3.2)	373	1.7	(2,129)	(4.3)
Other	305	0.9	384	1.7	328	0.7
Total provision for taxes on income	$11,203	32.5%	$8,166	37.0%	$15,348	30.9%

(a) Includes effect of non-tax deductible foreign restructuring expenses in fiscal 2002.

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items that we receive a tax deduction for, but have not yet been recorded in the consolidated statement of earnings).

(Dollars in thousands, except per share data)

6. TAXES ON INCOME *(continued)*

The tax effects of the major items recorded as deferred tax assets and liabilities are:

JUNE 30,	2003 Deferred Tax Assets (Liabilities)	2002 Deferred Tax Assets (Liabilities)
Inventories	$3,833	$2,796
Accounts receivable	535	254
Warranty	412	897
Foreign and state tax credits	932	937
Unrealized foreign exchange losses	364	547
Deferred state income taxes	(657)	(916)
Other	587	143
Current	6,006	4,658
Supplemental pension	5,215	4,932
Tax loss carryforwards	1,546	1,421
Accelerated depreciation	(6,605)	(5,514)
Minimum pension liability	1,988	---
Other	101	162
Less: Valuation allowance	(1,546)	(1,421)
Non-current	699	(420)
Total	$6,705	$4,238

The net non-current deferred tax assets in fiscal 2003 have been included in other assets on the accompanying consolidated balance sheets, and the net non-current deferred tax liabilities in fiscal 2002 have been included in other liabilities.

A valuation allowance is recorded because some items recorded as deferred tax assets may not be realizable. The valuation allowance reduces the deferred tax assets to our best estimate of net deferred assets which more likely than not will be realized.

The valuation allowance increased by $125 thousand during fiscal 2003 due to the net increase in foreign and state tax loss carryforwards. The valuation allowance of $1.5 million at June 30, 2003 was comprised of tax benefits of $405 thousand of foreign tax loss carryforwards and $1.1 million of state tax loss carryforwards. Benefits from foreign tax loss carryforwards of $405 thousand expire during the period 2005 through 2010. The benefits of state tax loss carryforwards expire during the period 2005 through 2013.

(Dollars in thousands, except per share data)

7. OTHER LIABILITIES

Other liabilities at June 30, 2003 and 2002 were comprised of the following:

JUNE 30,	2003	2002
Supplemental pension payable	$12,934	$12,233
Minimum pension liability	5,193	164
Non-current deferred income	1,427	1,557
Other non-current liabilities	1,461	1,762
	$21,015	$15,716

8. STOCK OWNERSHIP PLANS

STOCK OPTION PLANS

We have two employee stock option plans covering 7,225,000 shares of common stock, a stock option plan for members of the board of directors covering 150,000 shares of common stock and option agreements with certain consultants. The plans provide that options may be granted at a price of 100% of fair market value on date of grant, may be exercised in full or in installments, at the discretion of the board of directors, and must be exercised within ten years from date of grant.

A summary of activity under the stock option plans is as follows:

	2003		2002		2001	
YEAR ENDED JUNE 30,	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at July 1	2,484,996	$30.92	1,985,155	$29.91	2,231,362	$23.92
Granted	625,750	28.03	1,103,750	30.19	625,900	37.62
Exercised	(32,182)	20.34	(369,274)	21.18	(703,571)	18.11
Canceled	(245,350)	33.30	(234,635)	34.20	(168,536)	28.57
Outstanding at June 30	2,833,214	30.19	2,484,996	30.92	1,985,155	29.91
Exercisable at June 30	1,585,722	$29.67	1,285,005	$28.70	837,411	$23.91

At June 30, 2003 there were 3,619,043 shares of common stock reserved for stock options.

The weighted average fair value of options granted was $9.58 in 2003, $10.91 in 2002 and $14.92 in 2001.

(Dollars in thousands, except per share data)

8. STOCK OWNERSHIP PLANS *(continued)*

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2003.

	Stock Options Outstanding			Stock Options Exercisable	
RANGE OF EXERCISE PRICES	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
\$13.88—\$28.67	1,231,564	6.91	\$26.03	1,019,352	\$26.20
\$28.80—\$35.19	949,450	9.11	\$30.01	182,433	\$31.40
\$35.22—\$41.58	652,200	7.49	\$38.33	383,937	\$38.10
	2,833,214	7.78	\$30.19	1,585,722	\$29.67

SHAREHOLDER RIGHTS PLAN

On May 22, 1991, we adopted a Shareholder Rights Plan. The purpose of the plan is to prevent us from being the target of an unsolicited tender offer or unfriendly takeover. On May 16, 2000, we amended the Shareholder Rights Plan to provide for (i) an extension of the final expiration date of the Shareholder Rights Plan from June 2, 2001 to June 2, 2011 and (ii) a change in the purchase price of the rights from \$300 to \$200 per one one-thousandths of a share of Series A Preferred Stock, subject to adjustment.

Under the plan, our common stockholders were issued one preferred stock purchase right for each share of common stock owned by them. Until they are redeemed by us or expire, each preferred stock purchase right entitles the holder to purchase .001 share of our Series A Preferred Stock, par value \$1.00 per share, at an exercise price of \$200. We may redeem the preferred stock purchase rights for \$.01 per right at any time until after the date on which our right to redeem them has expired. In addition, the preferred stock purchase rights do not become exercisable until our right to redeem them has expired. Our right to redeem the preferred stock purchase rights expires on the 10th business day after the date of a public announcement that a person, or an acquiring person, has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power. Before an acquiring person acquires 50 percent or more of our outstanding common stock, the plan provides that we may offer to exchange the rights, in whole or in part, on the basis of an exchange ratio of one share of common stock for each right. However, any rights owned by the acquiring person and its affiliates and associates will be null and void and cannot be exchanged for common stock.

The plan also provides that, after the date of a public announcement that a person has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of our preferred stock having a market value equal to twice the exercise price. The plan further provides that if certain other business combinations occur, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of the acquiring person's common stock having a market value of twice the exercise price.

STOCK REPURCHASE PROGRAMS

During fiscal years 1996 through 2001 we completed three stock repurchase programs totaling \$70 million. We acquired 2,550,275 shares under these programs.

(Dollars in thousands, except per share data)

8. STOCK OWNERSHIP PLANS *(continued)*

A fourth stock repurchase program for $40 million was announced on May 16, 2001. We acquired 430,871 shares through June 30, 2003 at a cost of $17.4 million.

STOCK COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

We have a compensation plan for non-employee directors, which became effective in calendar year 1998. A summary of this plan is shown below:

- Any member of the board of directors who is not an employee or a consultant to us or any of our divisions or subsidiaries will receive an annual retainer (currently $24 thousand) payable in shares of our common stock.
- Payment of the annual retainer is made in January for the prior calendar year.
- A non-employee director may elect to defer receipt of the annual retainer in which case the annual retainer will be paid entirely in shares of our common stock that will be deposited into a director's account established under the plan.
- In the case of a non-employee director who does not elect to defer the retainer (or who has not filed a form of election), 39.6% of the retainer will be paid in cash (to approximate current federal income tax liability) and the balance in our common stock.
- Distribution of amounts in a director's account will be made when an event of distribution occurs, in accordance with the method of distribution stated in the form of election.
- Each member of the Board of Directors who is not an employee or, or consultant to, the Company receives an annual grant of options to purchase 5,000 shares of our common stock.
- In fiscal 2003, an additional grant of options to purchase 2,500 shares of our common stock was given to each eligible member of the Board of Directors.

9. SEGMENT INFORMATION

Our business is the development, manufacture and sale of medical devices. We have two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts.

The Cardiac Assist / Monitoring Products segment includes electronic intra-aortic balloon pumps and catheters that are used in the treatment of vascular disease and electronic physiological monitors that provide for patient safety and management of patient care.

The Interventional Products / Vascular Grafts segment includes extravascular hemostasis devices, which are used to seal arterial puncture wounds to stop bleeding after cardiovascular catheterization procedures and a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery.

We have aggregated our product lines into two segments based on similar manufacturing processes, distribution channels, regulatory environments and customers. Management evaluates the revenue and profitability performance of each of our product lines to make operating and strategic decisions. We have no intersegment revenue.

(Dollars in thousands, except per share data)

9. SEGMENT INFORMATION *(continued)*

YEAR ENDED JUNE 30, 2003	Cardiac Assist/ Monitoring Products	Interventional Products/ Vascular Grafts	Corporate and Other(a)	Consolidated
Net sales to external customers	$254,941	$72,048	$ 1,311	$328,300
Operating earnings (b)	$ 29,732	$ 504	$ 3,034	$ 33,270
Assets (d)	$183,259	$71,256	$84,317	$338,832
Capital expenditures	$ 1,772	$ 2,662	$ 210	$ 4,644
Depreciation and amortization	$ 13,934	$ 1,556	$ 918	$ 16,408
YEAR ENDED JUNE 30, 2002				
Net sales to external customers	$237,560	$78,865	$ 975	$317,400
Operating earnings (c)	$ 15,071	$ 1,879	$ 3,660	$ 20,610
Assets (d)	$184,040	$61,479	$70,503	$316,022
Capital expenditures	$ 2,862	$ 2,477	$ 662	$ 6,001
Depreciation and amortization	$ 11,918	$ 1,594	$ 729	$ 14,241
YEAR ENDED JUNE 30, 2001				
Net sales to external customers	$229,670	$82,108	$ 1,022	$312,800
Operating earnings	$ 23,510	$16,606	$ 5,681	$ 45,797
Assets (d)	$181,340	$59,343	$69,652	$310,335
Capital expenditures	$ 7,013	$ 2,145	$ 1,550	$ 10,708
Depreciation and amortization	$ 11,277	$ 1,524	$ 1,181	$ 13,982

(a)Net sales of life science products by Genisphere are included within Corporate and Other. Assets within Corporate and Other include cash, investments, property, plant and equipment including the corporate headquarters, goodwill and cash surrender value of officers' life insurance.
(b)Operating earnings for Corporate and Other includes a $3 million gain on legal settlement in fiscal 2003.
(c)Fiscal 2002 operating earnings for the Cardiac Assist / Monitoring Products segment includes $5.8 million in restructuring expenses and fiscal 2002 operating earnings for the Interventional Products / Vascular Grafts segment includes $5.7 million in restructuring expenses.
(d)Assets in the Interventional Products / Vascular Grafts segment include goodwill of $1.8 million in 2003, 2002 and 2001. Assets in Corporate and Other include goodwill of $2.3 million in 2003 and 2002, and $4.2 million in 2001.

(Dollars in thousands, except per share data)

9. Segment Information *(continued)*

Reconciliation to consolidated earnings before income taxes:

Year Ended June 30,	2003	2002	2001
Consolidated operating earnings	$ 33,270	$ 20,610	$ 45,797
Interest income, net	1,582	1,754	3,618
Other (expense) income	(350)	(297)	176
Consolidated earnings before taxes	$ 34,502	$ 22,067	$ 49,591

The following table presents net sales by geography based on the location of the external customer.

Year Ended June 30,	2003	2002	2001
United States	$224,054	$221,199	$222,484
Foreign Countries	104,246	96,201	90,316
Total	$328,300	$317,400	$312,800

The following table presents long-lived assets by geography.

June 30,	2003	2002	2001
United States	$113,363	$108,493	$101,644
Foreign Countries	10,427	9,435	13,256
Total	$123,790	$117,928	$114,900

10. Retirement Benefit Plans

We have various retirement benefit plans covering substantially all U.S. and international employees. Total expense for the domestic and international retirement plans was $5.2 million in 2003, $4.6 million in 2002 and $4.1 million in 2001.

Defined Benefit Plan – U.S.

We have a defined benefit pension plan designed to provide retirement benefits to substantially all U.S. employees. U.S. pension benefits are based on years of service, compensation and the primary social security benefits. Funding for the U.S. plan is within the range prescribed under the Employee Retirement Income Security Act of 1974.

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans *(continued)*

The change in benefit obligation, change in plan assets and funded status of the U.S. defined benefit pension plan is shown below:

Year Ended June 30,	2003	2002
Change in Projected Benefit Obligation		
Pension benefit obligation at beginning of year	$ 40,679	$ 34,945
Service cost	2,320	2,040
Interest cost	2,801	2,562
Plan curtailment	---	(394)
Actuarial loss	4,622	2,307
Benefits paid	(783)	(781)
Pension benefit obligation at end of year	$ 49,639	$ 40,679
Accumulated Benefit Obligation	$ 44,068	$ 31,122
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 32,061	$ 30,967
Actual return on assets	3,043	783
Employer contributions	4,258	1,092
Benefits paid	(783)	(781)
Fair value of plan assets at end of year	$ 38,579	$ 32,061
Funded Status at June 30,		
Pension benefit obligation	$(49,639)	$(40,679)
Fair value of plan assets	38,579	32,061
Funded status—plan assets less than benefit obligation	(11,060)	(8,618)
Unrecognized prior service cost	150	23
Unrecognized net actuarial loss	10,205	5,644
Unrecognized net obligation remaining at June 30,	40	108
Net amount recognized	$ (665)	$ (2,843)

At June 30, 2003, the U.S. defined benefit pension plan had an accumulated benefit obligation in excess of plan assets. This was due primarily to the significant decline in the discount rate at the June 30, 2003 measurement date. The following are recognized in the consolidated balance sheets:

June 30,	2003	2002
Accrued benefit liability	$ (5,489)	$ (2,843)
Intangible asset	190	---
Accumulated other comprehensive loss	4,634	---
Net amount recognized	$ (665)	$ (2,843)

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans *(continued)*

The components of net pension expense of the U.S. defined benefit pension plan include the following:

Year Ended June 30,	2003	2002	2001
Pension Expense			
Service cost	$ 2,320	$ 2,040	$ 1,767
Curtailment cost	---	8	---
Interest cost	2,801	2,562	2,192
Expected return on assets	(2,754)	(2,465)	(2,258)
Amortization of net loss and unrecognized prior service cost	45	1	1
Amortization of the remaining unrecognized net obligation	67	69	71
Net pension expense	$ 2,479	$ 2,215	$ 1,773

Year Ended June 30,	2003	2002	2001
Actuarial Assumptions			
Discount rate	5.75%	7.00%	7.25%
Salary increase	4.25%	6.00%	6.00%
Long-term return on assets	7.75%	7.75%	7.75%

Plan curtailment and related cost in fiscal 2002 relate to workforce reductions (See footnote 13).

Plan assets are invested in U.S. Government and corporate securities and include investments in our common stock of $2.8 million (96,000 shares) at June 30, 2003.

Defined Benefit Plans—International

We have international defined benefit pension plans. Retirement benefits are based on years of service, final average earnings and social security benefits. Funding policies are based on local statutes and the assets are invested in guaranteed insurance contracts.

The funded status and components of net pension expense of the international defined benefit pension plans are shown below:

Year Ended June 30,	2003	2002
Funded Status at June 30,		
Pension benefit obligation	$(2,091)	$(1,559)
Fair value of plan assets	270	212
Funded status	(1,821)	(1,347)
Unrecognized net actuarial loss	934	581
Unrecognized net obligation remaining at June 30,	4	8
Accrued pension cost	$ (883)	$ (758)

(Dollars in thousands, except per share data)

10. RETIREMENT BENEFIT PLANS *(continued)*

YEAR ENDED JUNE 30,	2003	2002	2001
PENSION EXPENSE			
Service cost	$ 97	$ 77	$159
Interest cost	111	95	129
Expected return on assets	(20)	(17)	(26)
Amortization of net loss and unrecognized prior service cost	20	15	28
Amortization of the remaining unrecognized net obligation	4	4	17
Curtailment / termination cost	---	70	---
Net pension expense	$212	$244	$307

YEAR ENDED JUNE 30,	2003	2002	2001
ACTUARIAL ASSUMPTIONS			
Discount rate	5.75%	7.00%	7.25%
Salary increase	4.25%	6.00%	6.00%
Long-term return on assets	7.75%	7.75%	7.75%

SUPPLEMENTAL RETIREMENT PLANS

We have noncontributory, unfunded supplemental defined benefit retirement plans for the Chairman and Chief Executive Officer, Mr. Lawrence Saper, and certain current and former key officers. Life insurance has been purchased to recover a portion of the net after tax cost for these supplemental retirement plans. The assumptions used to develop the supplemental pension cost and the actuarial present value of the projected benefit obligation are reviewed annually.

A summary of Mr. Saper's supplemental pension plan is as follows:
- Mr. Saper is entitled to receive a lifetime pension of up to 60% of his average earnings for the three-year period in which Mr. Saper's compensation was greatest of the ten years immediately preceding his retirement.
- The supplemental retirement benefit will not be less than the value of the benefit that would have been payable had his retirement occurred at age 65.
- The plan provides survivor benefits in the form of a $10 million life insurance policy, maintained pursuant to a split-dollar agreement between us, Mr. Saper and a trust for the benefit of Mr. Saper's family.

The supplemental pension expense for Mr. Saper recognized in the consolidated financial statements was $432 thousand in 2003, $262 thousand in 2002 and $385 thousand in 2001.

The supplemental retirement plan covering certain former key officers provides a pension at age 65, for up to 15 years, based on a predetermined earnings level for the five-year period prior to retirement. The supplemental retirement benefit for two current officers provides a lifetime retirement benefit. The supplemental pension expense for these executives recognized in the consolidated financial statements was $301 thousand in 2003, $240 thousand in 2002 and $129 thousand in 2001.

(Dollars in thousands, except per share data)

10. RETIREMENT BENEFIT PLANS *(continued)*

The change in benefit obligation, funded status and components of net pension expense of the supplemental defined benefit retirement plans are shown below:

YEAR ENDED JUNE 30,	2003	2002
CHANGE IN BENEFIT OBLIGATION		
Pension benefit obligation at beginning of year	$ 9,782	$ 11,945
Service cost	311	278
Interest cost	683	611
Actuarial loss (gain)	1,564	(3,017)
Benefits paid	(35)	(35)
Pension benefit obligation at end of year	$ 12,305	$ 9,782
FUNDED STATUS AT JUNE 30,		
Pension benefit obligation	$(12,305)	$ (9,782)
Unrecognized prior service cost	141	190
Unrecognized net actuarial gain	(770)	(2,641)
Net amount recognized	$(12,934)	$(12,233)

JUNE 30,	2003	2002
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET		
Accrued benefit liability	$(13,305)	$(12,397)
Intangible asset	141	164
Accumulated other comprehensive loss	230	---
Net amount recognized	$(12,934)	$(12,233)

YEAR ENDED JUNE 30,	2003	2002	2001
PENSION EXPENSE			
Service cost	$ 311	$278	$289
Interest cost	683	611	682
Amortization of net gain	(307)	(433)	(721)
Amortization of unrecognized prior service cost	46	46	264
Net pension expense	$ 733	$ 502	$514
ACTUARIAL ASSUMPTION			
Discount rate	5.75%	7.00%	7.25%

DEFINED CONTRIBUTION PLANS

We have defined contribution savings and supplemental retirement plans that cover substantially all U.S. employees and certain international employees. The plans provide an incentive to employees to save and invest regularly for their retirement. In the U.S. we maintain a 401(k) savings and supplemental retirement plan for eligible domestic employees. The contributions are based on matching 50% of participating employees' contributions up to a maximum of 6% of compensation. The provisions for the international defined contribution plans vary by local country. The total expense under these plans was $1.75 million for 2003, $1.63 million for 2002 and $1.53 million for 2001.

(Dollars in thousands, except per share data)

11. COMMITMENTS AND CONTINGENCIES

LEASES

Future minimum rental commitments under noncancellable operating leases are as follows:

YEAR	
2004	$3,375
2005	2,497
2006	1,462
2007	661
2008	353
Thereafter	828
Total future minimum rental payments	$9,176

Total rent expense amounted to approximately $3.94 million in 2003, $3.67 million in 2002 and $3.52 million in 2001. Certain of our leases contain purchase and/or renewal options.

LITIGATION

We are subject to litigation in the ordinary course of our business. We believe we have meritorious defenses in all material pending lawsuits and that the outcome will not have a material adverse effect on our financial position or results of operations.

CREDIT ARRANGEMENTS

We have available lines of credit totaling $99.8 million, with interest payable at each lender's prime rate. We did not have any borrowings at June 30, 2003 or June 30, 2002. Of the total available, $25 million expires in October 2003, $24.4 million expires in November 2003 and $25 million expires in March 2004. These lines are renewable annually at the option of the banks, and we plan to renew them. We also have $25.4 million in lines of credit with no expiration date.

RABBI TRUST

We have established a trust to hold amounts which may become payable in the future to certain executives of the Company pursuant to various employment, supplemental benefit and severance agreements upon a change of control of the Company. We are obligated to fund the trust upon the occurrence of events tending to indicate that a future change in control of the Company could occur.

12. GAIN ON LEGAL SETTLEMENT

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

(Dollars in thousands, except per share data)

13. RESTRUCTURING CHARGES

In fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring charges consisted of the following:

- severance expenses, asset writedowns and contractual obligations related to the closure of the VasoSeal manufacturing and R&D facility in Vaals, the Netherlands and severance expenses for U.S. employees
- asset write-downs, severance expenses and contractual and incremental obligations associated with exiting the coronary stent sales business in Europe, including the resulting impairment of our investments in AMG and QualiMed
- closure of an unprofitable Cardiac Assist direct sales operation in a European country
- workforce reductions in Patient Monitoring

The workforce reductions totaled 151 employees or 11% of the Company's worldwide employment. The restructuring programs were completed in fiscal 2003. A summary of the restructuring charges is shown below.

FY 2002 RESTRUCTURING PROGRAMS	VasoSeal	Cardiac Assist	Stents	Patient Monitoring	Total
Asset Write-downs (Non-Cash)	$1,807	$ ---	$4,011	$ ---	$ 5,818
Severance Expenses	3,552	374	639	420	4,985
Contractual Obligations	355	55	250	---	660
Total Restructuring Charges	5,714	429	4,900	420	11,463
UTILIZED THROUGH JUNE 30, 2003					
Asset Write-downs (Non-Cash)	1,807	---	4,011	---	5,818
Severance Expenses	3,552	374	639	420	4,985
Contractual Obligations	355	55	250	---	660
Remaining Balance June 30, 2003	$ ---	$ ---	$ ---	$ ---	$ ---

(Dollars in thousands, except per share data)

14. QUARTERLY FINANCIAL DATA *(Unaudited)*

YEAR ENDED JUNE 30, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$72,000	$82,500	$84,700	$89,100	$328,300
Gross margin	$42,116	$47,810	$48,732	$51,489	$190,147
Net earnings	$ 3,693	$ 6,982	$ 6,371	$ 6,253	$ 23,299
Earnings per share, basic	$0.25	$0.47	$0.43	$0.42	$1.58
Earnings per share, diluted	$0.25	$0.47	$0.43	$0.42	$1.57

YEAR ENDED JUNE 30, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$70,900	$78,300	$81,400	$86,800	$317,400
Gross margin	$42,994	$46,112	$46,533	$48,229	$183,868
Net earnings (loss)	$ 3,334	$ (1,705)	$ 6,026	$ 6,246	$ 13,901
Earnings (loss) per share, basic	$0.23	$(0.12)	$0.41	$0.42	$0.94
Earnings (loss) per share, diluted	$0.22	$(0.12)	$0.40	$0.42	$0.92

Quarterly and total year earnings per share are calculated independently based on the weighted average number of shares outstanding during each period.

15. EARNINGS PER SHARE

The computation of basic and diluted earnings per share is shown in the table below.

YEAR ENDED JUNE 30,	2003	2002	2001
Net earnings	$23,299	$13,901	$34,243
Weighted average shares outstanding for basic earnings per share	14,774	14,778	14,904
Effect of dilutive employee stock options	76	297	643
Weighted average shares outstanding for diluted earnings per share	14,850	15,075	15,547
Basic earnings per share	$1.58	$0.94	$2.30
Diluted earnings per share	$1.57	$0.92	$2.20

16. RELATED PARTY TRANSACTIONS

Datascope has a preferred stock investment of $5.0 million in Masimo Corporation, a key supplier to the Patient Monitoring business. We purchased $7.8 million of product from Masimo Corporation during fiscal 2003 and $5.2 million in fiscal 2002.

Stockholder Information

Independent Auditor's Report

To the Board of Directors and Stockholders of Datascope Corp. Montvale, New Jersey

We have audited the accompanying consolidated balance sheets of Datascope Corp. and its subsidiaries (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datascope Corp. and its subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142 effective July 1, 2001.

Deloitte & Touche LLP

Parsippany, New Jersey
July 25, 2003

Annual Meeting

The annual Meeting of Shareholders will be held at 11 a.m., December 9, 2003, at the JPMorganChase - Conference Center, 270 Park Avenue, 11th Floor, New York, New York, 10017.

Investor Information

Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the Internet at www.datascope.com:

- News Releases describing significant Company events and sales and earnings results for each quarter and the fiscal year.
- Form 10-K Annual and Form 10-Q Quarterly Reports to the Securities and Exchange Commission describing Datascope's business and financial condition.

The information above may also be obtained upon request from the Company's Corporate Secretary, Datascope Corp., 14 Philips Parkway, Montvale, New Jersey 07645.

Price Range of Datascope Stock

The Company's common stock is traded in the over-the-counter market (NASDAQ symbol: DSCP). Since January 1984, the common stock has been listed in the NASDAQ National Market System. The following table sets forth for each quarter period during the last two fiscal years, the high and low sales prices as reported by NASDAQ and the quarterly dividends per share declared by the Company.

	2003			2002		
Quarter End	High	Low	Dividends	High	Low	Dividends
September 30	$30.20	$21.60	$0.05	$46.93	$34.22	$0.05
December 31	28.50	23.48	0.05	40.75	31.50	0.05
March 31	27.85	21.71	0.05	35.65	25.95	0.05
June 30	33.00	26.13	0.05	34.21	25.74	0.05

As of September 12, 2003, there were approximately 593 holders of record of Datascope common stock.

BOARD OF DIRECTORS

Lawrence Saper
Chairman of the Board and
Chief Executive Officer
Datascope Corp.

Alan B. Abramson
President
Abramson Brothers, Inc.
Real Estate Firm

David Altschiller
Chairman
Altschiller Associates, LLC
Advertising Agency

William Asmundson
Consultant

George Heller
Consultant

Robert E. Klatell
Executive Vice President
Arrow Electronics, Inc.

Arno Nash
International Business
Consultant

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Parsippany, New Jersey

GENERAL COUNSEL

Swidler Berlin Shereff Friedman, LLP
New York, New York

TRANSFER AGENT

Continental Stock Transfer and Trust Company
New York, New York

MANAGEMENT

Lawrence Saper
Chairman of the Board
and Chief Executive Officer

Murray Pitkowsky
Senior Vice President,
CFO and Secretary

Fred Adelman
Chief Accounting Officer
and Corporate Controller

Nicholas E. Barker
Vice President,
Corporate Design

James Cooper
Vice President,
Human Resources

Thomas J. Dugan
Vice President;
President, InterVascular, Inc.

Jeffrey L. Purvin
Vice President;
President, Interventional
Products Division

Henry M. Scaramelli
Corporate Controller-Operations

Donald J. Southard
Vice President;
President, Patient
Monitoring Division

Paul J. Southworth
Vice President;
President, Cardiac Assist Division

S. Arieh Zak, Esq.
Vice President,
Regulatory Affairs
and Corporate Counsel

Susan E. Chapman
Assistant Secretary

Frank L. Gutworth
Assistant Treasurer

CORPORATE HEADQUARTERS

Datascope Corp.*
14 Philips Parkway
Montvale, NJ 07645
(201) 391-8100

U.S. OFFICES

Datascope Cardiac Assist Division
15 Law Drive
Fairfield, NJ 07004

Datascope Patient Monitoring Division
800 MacArthur Blvd.
Mahwah, NJ 07430

Datascope Interventional Products Division
1300 MacArthur Blvd.
Mahwah, NJ 07430

InterVascular, Inc.
14 Philips Parkway
Montvale, NJ 07645

INTERNATIONAL FACILITIES

The Netherlands
Datascope B.V., Hoevelaken
Bioplex Medical B.V., Vaals

Belgium
Datascope Belgium SPRL
Brussels, Belgium

France
Datascope S.A.R.L., Paris
InterVascular S.A.S., La Ciotat

Germany
Datascope GmbH, Bensheim
InterVascular GmbH, Bensheim

Italy
Datascope Italia S.r.l.
Milan, Italy

United Kingdom
Datascope Medical Co. Ltd.,
Huntingdon

*Incorporated under the laws of the State of Delaware

IOMOON / SAN FRANCISCO PRINTING: COLORGRAPHICS / SAN FRANCISCO
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